Exhibit 4.19

Registration No: 201731497H

Registered Address: 10 Anson Road,

#32-15, International Plaza

Singapore 079903

[Date]

Dear [•]

Form of Appointment as Non-Executive Director Agreement

We are pleased to confirm in writing the terms of your appointment as a non-executive director of Grindrod Shipping Holdings Pte. Ltd, effective [•] to be converted to Grindrod Shipping Holdings Ltd. in due course, (“Your Appointment”). On acceptance of this appointment, this letter will constitute a contract for services and not a contract of employment.

1.                            Term and Termination

1.1                     Your Appointment and re-appointment are subject to the Constitution and Board Charter of the Company. Nothing in this letter may be taken to exclude or vary the terms of the Constitution or the Board Charter as they apply to you as a director of the Company.

1.2                     Your Appointment shall be subject to any retirement and re-election provisions applicable to directors of the Company as set out in the Constitution of the Company for the time being in force.

1.3                     The maximum length of time that you will serve as non-executive director will be nine years from the date of Your Appointment, subject to the Board’s review of Your Appointment, and any retirement and re-election provisions applicable to directors of the Company as set out in the Constitution of the Company for the time being in force.

1.4                     You may be requested to serve on one or more of the Board Committees. You will be provided with the relevant committee charters on your appointment to any such committee.

1.5                     Should you no longer be able to continue in your appointment for any reason, please give the Company three months’ period of notice.

1.6                     Your Appointment may be terminated at any time in accordance with the Constitution of the Company or the provisions of any law.  Upon such termination (or if you resign for any reason), your directors’ fees will be payable only up to and including the date of termination.  You will not be entitled to any damages for loss of office. On the occurrence of any of the following events, you acknowledge and agree that (a) Your Appointment shall immediately end and you shall be deemed to resign as a director of the Company, and (b) you shall, at the request of the Company, forthwith take all necessary steps (including, without limitation, obtaining any necessary approvals) to resign your position as a director of the Company or as a director of any related corporation of the Company within the meaning of sections 5 and 6 of the Companies Act, Cap. 50 of Singapore and any other company designated by the Company as such for the purpose of this letter (“Group Company”) in writing under seal without compensation for loss of office as such director and shall resign any other position in or office of the Company or any other Group Company:

1.6.1                    you commit a material breach of your obligations in terms of Your Appointment;

1.6.2                    you commit any serious or repeated breach or non-observance of your obligations to the Company;

1.6.3                    you are guilty of any fraud or dishonesty or acted in a manner which, in the opinion of the Company acting reasonably, brings, or is likely to bring you or the Company in disrepute or is materially adverse to the interests of the Company;

1.6.4                    you are convicted of any criminal offence;

1.6.5                    you are declared bankrupt or have made arrangements with or for the benefit of your creditors; or

1.6.6                    you are disqualified from acting as a director.

2.                            Time Commitments

2.1.                  You are expected to dedicate such time as may be necessary for the proper performance of your duties, which could be approximately up to 20 days per year allocated to the business of the Company after the induction phase. Due to the nature of the role, this is only an indicative number of days, which could be more or less, depending on the strategy, activities and requirements of the Company, which could require special Board and or Board Committee meetings being convened. Such performance includes, but is not limited to:

2.1.1.                           four scheduled Board meetings per year to be held in venues as the Board may determine, alternatively by teleconference, videoconference or similar communications equipment by which all persons participating in the meeting are able to hear and be heard by all other participants without the need for a director to be in the physical presence of another director(s). In this regard, you may be required to travel;

2.1.2.                           between two to four meetings per Board Committee per year to be held in venues as the Board may determine;

2.1.3.                           periodic Board strategy sessions;

2.1.4.                           meetings with non-executive directors without management present; and

2.1.5.                           meetings with shareholders as may be required.

3.                            Duties and Responsibilities

3.1.                  As a director you are required to perform your duties, whether statutory, fiduciary, common law or otherwise, honestly, ethically, faithfully, efficiently and diligently as a reasonable director would do in your position, in the best interests of the Company and within the ambit of the Company’s Constitution and Board Charter, policies, procedures, limits of authority as well as relevant legislative, regulatory and governance provisions as may be applicable to the Company from time to time.

3.2.                  You are prohibited from making improper use of any information acquired by virtue of your position as an officer of the Company to gain, directly or indirectly, an advantage for yourself or for any other person to the detriment of the shareholders or other key stakeholders of the Company.

3.3.                  You are required to keep confidential and not use, divulge, disclose or deliver to any person (except as authorized or required by your duties or by law) any information acquired by you in the course of your role as director of the Company and which is a trade secret or know-how of the Company, or is otherwise the confidential property of the Company or any of its related corporations; or was acquired by you under a duty of confidentiality. Directors are also required to use their best endeavours to prevent the publication or disclosure of any trade secret or know-how, or confidential information concerning the business or the finance of the Company or any of its related companies, or of any person or company with whom the Company or any of its related companies deals.  The above confidentiality requirements shall continue to apply after the termination of the director’s appointment without limit in time, but shall cease to apply to information or knowledge which may come into the public domain other than by breach of these provisions.

3.4.                  You are required to disclose any direct or indirect interest which you may have in any matter being considered in a Board or Board Committee meeting and, save as may be permitted in terms of the Constitution or the respective Board and Board Committee Charters, you are not permitted to vote on any resolution of the Board or Board Committee, as may be applicable, and shall recuse yourself from such discussions, on any matter where you have a direct or indirect interest.

3.5.                  You shall enter into any legal or other commitment or contract on behalf of the Company only on prior authorisation duly provided by the Board or a Board Committee.

3.6.                  The performance of the Board, its Committees and of individual directors are evaluated on an annual basis.

3.7.                  It will be expected of you to participate in your initial director induction, as well as continual training and development as may be required and as determined by the Board from time to time to ensure directors are well informed and skilled to perform their duties in the best interest of the Company.

4.                            Director Fees and Expenses

4.1                     The annual directors’ fee and the annual committee member fee as at the date of this letter is US$ 65 000 and US$10 000 per annum respectively, paid quarterly in arrears to a bank account notified by you to us in writing. For the avoidance of doubt there will be no additional fees paid for attending Board meetings. The fee will be subject to such tax or deductions as may be required to make by law. Your total directors’ fee in accordance with your appointment as member or chairman of a /or both Board Committees, as the case may be, will be communicated to you.

4.2                     The Company will reimburse you for all reasonable and properly documented expenses you incur in the performance of your duties.

4.3                     On termination of your appointment, you shall only be entitled to such fees and reasonable and properly documented expenses as may have accrued to the date of termination.

5                               Insurance and Indemnity

5.1                     The Company has secured adequate directors’ and officers’ liability insurance and intends to maintain such cover for the full term of your appointment. Further details are available from the company secretary.

6                               Independence and Outside Interests

6.1                     Your declaration of interests, including outside commitments, has been duly filed at the Company’s registered office. Please advise the Chairman should your interests or commitments change. In certain circumstances the consent of the Board may be required prior to accepting further commitments and/or interests.

7                               Your Personal Information and Confidentiality

7.1                     The information collected from you is for the purposes of processing your appointment as director of the Company. The information provided by you, and any further information that you may subsequently provide, may be disclosed (where necessary) to any Group Company and/or any service provider of the Company, and you hereby consent to such disclosure.

7.2                     All information acquired during your appointment is confidential to the Company and should not be released, communicated or disposed of either during your appointment or following termination, to third parties without prior written consent of the Company.

8                               Return of Property

8.1                     Upon termination of your appointment with the Company, you shall be obliged to deliver to the Company all documents, records, papers or other Company property which may be in your possession or under your control, and which relate in any way to the business affairs of the Company, and you shall not be permitted to retain any copies thereof.

9                               Applicable law

9.1                     Your appointment with the Company is governed by and interpreted in accordance with the laws of the Republic of Singapore, and will be subject to the non-exclusive jurisdiction of the courts of Singapore.

10                        Acceptance

10.1              This letter constitutes the terms and conditions of Your Appointment and no waiver or modification hereof shall be valid, unless reduced to writing and signed by both parties.

10.2              Please acknowledge your agreement of the terms of Your Appointment set out in this letter by signing and returning as soon as possible the attached duplicate letter.

Yours sincerely

Cato Brahde

Chairman

For and on behalf of

Board of Directors of Grindrod Shipping Holdings Pte. Ltd.

Acceptance

I, [•]

have read the letter above and hereby accept the term and conditions set out in the letter in relation to my appointment as non-executive director of the Company.

Signature:

Name:

Date: